April 7, 2025

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Robert Augustin and Ms. Jane Park

Re: Caring Brands, Inc.

Registration Statement on Form S-1

Filed March 20, 2025

File No. 333-285964

Dear Mr. Augustin and Ms. Park:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated April 2, 2025 (the “Comment Letter”) relating to the registration statement on Form S-1, which was filed with the Commission by Caring Brands, Inc. (the “Company” or “we”) on March 20, 2025.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated in bold.

We have also updated the Registration Statement on Form S-1 (“Registration Statement”) which is submitted to the Commission simultaneously together with this letter.

Registration Statement on Form S-1 filed March 20, 2025

Index to consolidated financial Statements page F-1

1.	As the financial statements are now as of a date after the merger and given the nature of the two companies and the transaction, it appears appropriate to include one set of consolidated financial statements for the combined entity. In presenting operations prior to the merger, we remind you that the determination of the accounting acquirer under ASC 805 is different from the determination of whether there is a predecessor entity pursuant to Rule 405 of Regulation C. Because of the insignificant operations of CBI NV and the change in focus to the ongoing business of CBI FL, it appears that CBI FL would be the predecessor entity prior to the September 2024 transaction. As a result, we would expect the premerger historical financial statements of the consolidated entity to be the historical financial statements of CBI FL only. The premerger results of operations of CBI NV should no longer be presented. The pro forma financial statements would appear to no longer be required. Please revise the financial statements as necessary or provide a comprehensive analysis of how you determined that CBI FL would not be the predecessor entity pursuant to Rule 405 of Regulation C.

Response: The Company has revised its financial statements to reflect the appropriate Predecessor and Successor information consistent with the comment of the staff. The Company referred to Section 1170 of the SEC Reporting Manual to make its modifications.

In addition, we have added language as to the Company’s belief with respect to the statistical significance of the p-values in the clinical studies discussion on page 42. Should you have any questions regarding the foregoing, please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised and updated Registration Statement.

Very truly yours,

By:	/s/ Glynn Wilson
Name:	Glynn Wilson
Chief Executive Officer